Filed by Yorkville Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42720

Subject Company: Yorkville Acquisition Corp.

Truth Social — $DJT
@truthsocial

Trump's media and technology company makes aggressive move into crypto | @justthenews

justthenews.com/nation/technol...


TRUTH
SOCIAL

justthenews.com

Trump's media and technology company makes aggressive move into crypto

TMTG, Yorkville Acquisition Corp., and Crypto.com announced that they have entered into an agreement for a business combination to establish Trump Media Group CRO Strategy, Inc., a digital asset treasury...

61 ReTruths 235 Likes Aug 26, 2025, 11:30 AM

Trump Media & Technology Group Corp. on Tuesday made an aggressive move into crypto by acquiring $6.42 billion for a digital asset treasury.

TMTG, Yorkville Acquisition Corp., and Crypto.com on Tuesday announced that they have entered into an agreement for a business combination to establish Trump Media Group CRO Strategy, Inc., a digital asset treasury company that will focus on acquiring the native cryptocurrency token of the Cronos ecosystem.

Trump Media Group CRO Strategy will be majority-owned by Yorkville, TMTG, and Crypto.com. The digital asset treasury's expected funding will consist of $1 billion in CRO, $200 million in cash, and $220 million cash-in mandatory exercise warrants, with an additional $5 billion equity line of credit from an affiliate of Yorkville, YA II PN, Ltd.

The companies said that this will make Trump Media Group CRO Strategy "the first and largest publicly traded CRO treasury company," and is what they "believe to be the largest digital asset treasury company to market cap ratio in history."

Truth Social — $DJT

@truthsocial

Trump Media, Crypto.com to Build $6.4B CRO Treasury Firm, CRO Jumps 25% | CoinDesk

coindesk.com/business/2025/08/...


bitcoin2024
NASHVILLE
JULY 25-27, 2024

www.coindesk.com

Trump Media, Crypto.com to Build $6.4B CRO Treasury Firm, CRO Jumps 25%

Trump Media will buy $105 million in CRO while Crypto.com takes $50 million in DJT stock as part of a partnership that makes the Cronos token central to Truth Social's rewards system.

FINANCE Share

Trump Media, Crypto.com to Build $6.4B CRO Treasury Firm, CRO Jumps 25%

Trump Media will buy $105 million in CRO tokens while Crypto.com takes $50 million in DJT stock as part of a partnership that makes the Cronos token central to Truth Social's rewards system.

BY OLIVER KNIGHT | EDITED BY PARIKSHIT MISHRA, SHELDON REBACK

Updated Aug 26, 2025 at 11:45 a.m. Published Aug 26, 2025 at 9:01 a.m.



President Donald Trump and Crypto.com CEO Kris Marszalek (Crypto.com)

What to know:

- Trump Media is integrating Crypto.com's wallet infrastructure and adopting CRO as a utility token for Truth Social rewards and subscriptions.
- The companies will exchange investments: Trump Media buys $105 million in CRO (~2% of supply), while Crypto.com acquires $50 million in DJT shares.
- A new vehicle, Trump Media Group CRO Strategy Inc., plans to merge with SPAC Yorkville Acquisition Corp. and trade as "MCGA," aiming to become the world's largest CRO holder.

Trump Media and Technology Group (DJT) said it agreed to form a joint venture with Crypto.com that will invest in the exchange's CRO token as a treasury asset and go public by combining with a special purpose acquisition vehicle (SPAC).

As part of the agreement, Trump Media will buy about $105 million worth of CRO, roughly 2% of the token's total market cap, while Crypto.com will buy $50 million in Trump Media stock. CRO surged after the announcement, taking its 24-hour gain to 25%, according to CoinDesk data. It was recently 22% higher at 19.60 cents. DJT shares rose 3.5% to $17.82.

The venture will be called Trump Media Group CRO Strategy Inc. and plans to merge with Yorkville Acquisition Corp (YORK). It will trade under the ticker MCGA, which stands for "Make CRO Great Again." Crypto.com CEO Kris Marszalek said on X. The company will become the world's largest holder of CRO with around 6.3 billion tokens, valued at roughly $1 billion at the time of announcement.

The move comes as publicly traded companies worldwide are jumping into crypto, buying assets including bitcoin BTC ▾ $110,730.83 and ether (ETH) as core investments and restyling themselves as crypto treasury companies even as their day-to-day operations still rely on industries as varied as such as pharmaceuticals, software development and online casino gaming.

The trend was kicked off in 2020 by Strategy (MSTR), which now owns $69 billion worth of BTC. More than 3.6 million BTC valued at $396 billion is held in treasuries across 174 public companies and 60 private companies, according to bitcointreasuries.net.

Several companies are also buying altcoins, with billions of dollars being spent acquiring tokens like solana SOL ▴ $195.13 and ether ETH).

Marszalek described the initiative as "a historic day for CRO," pointing to an initial $200 million in cash earmarked for further token purchases, plus additional commitments that could bring total available funds to around $420 million, alongside a $5 billion credit line.

"This presents a differentiated opportunity for investors in the digital asset treasury space," he said, adding that the mission of Trump Media Group CRO Strategy is to maximize what he called a "flywheel effect," which involves raising funds to acquire more CRO.

The deal includes the creation of a new rewards system that will allow users to convert platform "gems" into CRO tokens, with further plans to enable subscription payments and discounted services using CRO.

Trump Media said it will custody and stake its CRO holdings with Crypto.com for additional revenue.

- A historic day for $CRO. Trump Media Group CRO Strategy announced a $6.42b U.S. Dollar treasury play. See the press release for more info on the proposed Business Combination and important info about $YORK, $YORKW and $YORKU. Here's what you need to know:
- A definitive... pic.twitter.com/kgMC1GEVHn
— Kris | Crypto.com (@kris) August 26, 2025

Despite a wider market sell-off over the past week, CRO performed well in the lead up to the news being released, rising from to 16 cents from 14 cents. Trading volume rose by 700% in the past 24 hours to $310 million, according to CoinMarketCap.

UPDATE (AUG. 26, 14:10 UTC): *Adds joint venture company in first paragraph, background on crypto treasury companies starting in fourth and CRO price action leading up to announcement.*
UPDATE (Aug. 26, 15:45 UTC): *Changes lead photo.*

Truth Social — $DJT
@truthsocial

Trump Media, Crypto.com Reveal $6.4 Billion Cronos Treasury Plan | Decrypt

decrypt.co/336876/trump-media-...



decrypt.co

Trump Media, Crypto.com Reveal $6.4 Billion Cronos Treasury Plan - Decrypt

The President Trump-backed Trump Media is teaming with Crypto.com to establish a Cronos treasury and use CRO across Truth Social and Truth+.

Trump Media, Crypto.com Reveal $6.4 Billion Cronos Treasury Plan

The President Trump-backed Trump Media is teaming with Crypto.com to establish a Cronos treasury and use CRO across Truth Social and Truth+.

By Mat Di Salvo
Edited by Andrew Hayward

Aug 26, 2025
3 min read


decrypt

President Donald Trump. Image: Shutterstock/Decrypt

In brief

- Trump Media is working with Crypto.com to build a crypto treasury with $6.4 billion in backing.
- The treasury will be made up of Cronos (CRO). Trump Media's Truth Social will also use CRO as a rewards and utility token.
- It's the latest crypto-related business venture by one of President Trump's companies.

Trump Media and Technology Group, which President Donald Trump has a majority stake in, has announced another crypto treasury plan after buying $2 billion worth of Bitcoin and related securities in July—and this one's even larger.

The company said Tuesday that it was working with crypto exchange Crypto.com to build a Cronos treasury with $6.4 billion in backing, called Trump Media Group CRO Strategy, Inc.

Cronos—or CRO—is the native coin of Crypto.com's platform and 30th biggest digital asset by market cap. It was recently trading for $0.20 after surging more than 29% over a 24-hour period, according to CoinGecko.

It's the biggest gainer by far among the top 100 cryptocurrencies by market cap during that span, and is currently at its highest price so far in 2025.

Trump Media, Yorkville Acquisition Corp., and Crypto.com will be founding partners of the treasury. It will consist of $1 billion in CRO token, $200 million in cash, $220 million in warrants, and an additional $5 billion equity line of credit from an affiliate of Yorkville, the announcement added.

The 6.3 billion CRO tokens held at the treasury's launch will represent approximately 19% of the token's supply, the companies said. The firms further suggested that it would be the "largest digital asset treasury company to market cap ratio in history."

Trump Media said in a statement that it will buy $105 million in CRO—around 2% of the total CRO market cap as of announcement—while Crypto.com will buy $50 million in shares of common stock in Trump Media. Both would be subject to a lockup period.

The CRO holdings will also be staked via Crypto.com's custody platform to earn revenue.

Trump Media will also launch a rewards system across its Truth Social social media network and Truth+ streaming video platform, tapping Crypto.com's wallet and using CRO as a utility token. Truth Social previously teased plans to launch a utility token.

According to the press release, users can earn "gems" and convert those into CRO. In the future, the companies plan to allow Truth users to pay for subscriptions with CRO.

A long list of crypto treasuries have debuted since last year following the success of Strategy (formerly MicroStrategy), a software company that started buying Bitcoin in 2020 to get better returns for its shareholders.

Strategy has amassed nearly $70 billion worth of Bitcoin since then, massively boosting its stock price in the process. Now, smaller Nasdaq-listed firms are buying crypto to boost their own stocks, investing in assets like Bitcoin, Ethereum, XRP, and Solana.

After campaigning on a ticket to help the crypto space and receiving backing from digital asset entrepreneurs, President Trump has delved deeper into the industry since becoming the new commander in chief.

The president launched a meme coin ahead of his inauguration and has said the government will buy Bitcoin for a strategic reserve. The President also backs a crypto project, World Liberty Financial.

Trump Media, which runs Trump's social media platform, Truth Social, in January debuted a fintech brand, Truth.Fi, that will work on giving clients exposure to crypto and other investments.

The brand is working with Crypto.com and Yorkville America Digital to launch crypto-centric ETFs.

Trump Media's plans to buy CRO are not the first plans for a treasury. Back in July, the company said it had bought $2 billion in Bitcoin and BTC-related securities for its corporate treasury.

Truth Social — $DJT

@truthsocial

Trump Media announces bold new crypto venture | @RSBN

rsbnetwork.com/news/trump-medi...


TMTG

www.rsbnetwork.com

Trump Media announces bold new crypto venture

Photo: Alamy Trump Media & Technology Group (TMTG) has made another bold move to expand its digital platform by entering into a "definitive" agreement with Yorkville Acquisition Corp and Crypto.com to...

TRUMP MEDIA ANNOUNCES BOLD NEW CRYPTO VENTURE

written by Summer Lane | August 26, 2025


TMTG

SHARE 0

Photo: Alamy

Trump Media & Technology Group (TMTG) has made another bold move to expand its digital platform by entering into a "definitive" agreement with Yorkville Acquisition Corp and Crypto.com to establish a digital asset treasury company.

CRO | TMTG | WLFI

Trump Media Group to launch CRO treasury, integrate token on social media platforms

By Hristina Vasileva | Updated: August 26 2025 2:30 PM UTC

2 mins read


Cryptopolitan

CONTENTS

SHARE LINK:



In this post:

- Trump Media Group and Crypto.com entered a partnership to build a CRO treasury company, raising up to $6.4B.
- CRO rallied to over $0.20, a level not seen since the end of 2024.
- CRO may become the native crypto token of Truth Social.

Trump Media Group plans to integrate Cronos (CRO) as part of its social media empire. The deal also extends to the company building a CRO treasury strategy.

Trump Media Group LLC announced plans to create a Cronos (CRO) treasury company as part of integrating the CRO token into its social media empire. Trump Media Group announced in a definitive agreement with Crypto.com to buy up to $1B in CRO tokens.

In total, the partners are expected to raise up to $6.42B for CRO acquisitions. This, in combination with CRO burns, may boost the token's scarcity.

Kris | Crypto.com
@kris · Follow

- A historic day for $CRO. Trump Media Group CRO Strategy announced a $6.42b U.S. Dollar treasury play. See the press release for more info on the proposed Business Combination and important info about $YORK, $YORKW and $YORKU. Here's what you need to know:
- A definitive Show more


Watch on X
BREA KI..

8:39 AM · Aug 26, 2025

3.4K Reply Copy link

Read 496 replies

The CRO purchase arrives at a time when companies are mostly competing for BTC, ETH, SOL, and BNB treasuries. Trump Media Group will also hold $200M in cash and $220M in cash-in mandatory exercise warrants.

The partnership arrives months after Crypto.com's CEO Kris Marszalek met President Donald Trump at his office. Despite the initial connection, skeptics noted that Trump's World Liberty Fi did not acquire any CRO tokens as a sign of partnership. Instead, Marszalek entered a much more substantial partnership agreement.

See also LayerZero wins Stargate takeover with 94% DAO approval in rare $120 million deal

The CRO purchases will be performed by the Trump Media Group CRO Strategy, Inc., a special entity that will hold the native tokens of the Crypto.com ecosystem. The acquisition also happens in partnership with Yorkville Acquisition Corp., a special purpose acquisition company (SPAC).

Trump's social media organization may end up owning 6,313,000,212 CRO, or around 19% of the circulating supply. The announcement follows the recent decision to re-issue 70B CRO tokens with a 10-year unlocking schedule, as Cryptopolitan previously reported.

CRO strategy will seek public share listing on Nasdaq

Additionally, an affiliate of Yorkville will secure a $5B line of credit based on equity, coming from YA II PN, Ltd. YA II PN will acquire Yorkville Acquisition shares, though no more than 9.9% of the supply.

The end goal would be a favorable ratio between crypto assets owned and the company's stock supply. Yorkville Acquisition will seek to have its Class A shares traded on Nasdaq under the symbol "MCGA."

To show long-term commitment, Trump Media Group CRO Strategy, Yorkville Acquisition, Trump Media Group, and Crypto.com will not sell their shareholdings for a year, followed by a three-year gradual sale schedule.

CRO rallies to one-year peak

Soon after the announcement, CRO reacted with a vertical rally, rising to a 12-month peak. CRO recovered to over $0.20, a level not seen since December 2024.

CRO rallied to its highest level for 2025, following the creation of a dedicated acquisition company with a treasury strategy. | Source: Coingecko

CRO volumes also moved close to $300M in the past 24 hours, near their three-month peak. CRO open interest also grew from recent lows of $10M up to $105M, with a rapid decline in short positions. Around $458K in short positions were liquidated in the past day.

CRO remains one of the oldest assets in the crypto space, starting out during the 2018 crypto boom. Crypto.com managed to become one of the biggest venues for buying new tokens during the 2024 and 2025 boom.

CRO will become the crypto asset for Truth Social, further boosting retail demand. Following the partnership, Trump Media Group will become one of the top CRO holders. The tokens will be used to run a node, securing passive income from block rewards. CRO is also boosting the "Made in USA" narrative, offering an alternative to Binance for trading and payments.

SHARE LINK:

Truth Social — $DJT
@truthsocial

Trump Media taps into CRO boom taking 19% of supply in massive $6.42B acquisition strategy | CryptoSlate

cryptoslate.com/trump-media-ta...


RUMP

cryptoslate.com

Trump Media taps into CRO boom taking 19% of supply in massive $6.42B acquisition strategy

Trump Media partners with Nasdaq-listed Yorkville and Crypto.com to establish $6.42 billion CRO-focused entity.

Trump Media taps into CRO boom taking 19% of supply in massive $6.42B acquisition strategy

Trump Media aims for flywheel effect with billion-dollar CRO stake, promising digital growth and strategic expansion.

Oluwapelumi Adejumo
Aug. 26, 2025 at 3:27 pm UTC

2 min read
Updated: Aug. 26, 2025 at 3:29 pm UTC

Share


TRUMP
MEDIA

Cover art/illustration via CryptoSlate. Image includes combined content which may include AI-generated content.

Trump Media Group has reached a deal with Yorkville Acquisition Corp., a Nasdaq-listed blank check company, to form a new entity focused on acquiring and holding Cronos's CRO token, according to an Aug. 26 statement.

The proposed company, Trump Media Group CRO Strategy, will be capitalized with around $6.42 billion, which is a mix of cash, warrants, and digital assets.

At closing, ownership will be shared between Yorkville, Trump Media, and Crypto.com, which are entering as founding partners. The company intends to list on Nasdaq under the ticker "MCGA."

Notably, all founding shareholders have agreed to a one-year lock-up on their holdings, followed by a three-year gradual release schedule.

According to *CryptoSlate's* data, CRO's value jumped more than 21% to $0.19452 as of press time.

CRO Treasury

Under the agreement, the new treasury will receive roughly $1 billion in CRO, equal to about 19% of the token's market capitalization at the time of announcement.

In addition, partners plan to contribute $200 million in cash and another $220 million through warrant exercises. Yorkville has also arranged a $5 billion equity line of credit via an affiliate, providing a mechanism for further token purchases.

The company plans to stake its CRO assets to generate recurring revenue. According to executives, the goal is to create a "flywheel effect." This means that as more CRO is acquired and staked, the token's value could rise, enabling further fundraising and deeper integration across financial services.

Speaking on the deal, Kris Marszalek, Co-Founder and CEO of Crypto.com, said:

> **"The sheer size and structure of this project will encompass more than the entire current market capitalization of CRO, with the additional commitments of over $400 million in cash and a further $5 billion line of credit facility to acquire additional CRO."**

Integration within Trump Media

This partnership expands the link between Trump Media and the Cronos ecosystem.

Truth Social, Trump Media's social media platform, is expected to adopt CRO as its native token. Trump Media has separately disclosed $105 million worth of CRO purchases, while Crypto.com acquired $50 million of Trump Media shares.

These moves bring the group's combined CRO exposure close to 7 billion tokens.

Devin Nunes, the Chairman and CEO of Trump Media & Technology Group, said the deal proves that the firm continues to be "bullish on cryptocurrency."

He added:

> **"Financial markets are becoming increasingly digital every day, and companies of all sizes and sectors are strategically planning for the future by establishing digital asset treasuries anchored by assets that have created a comprehensive value proposition and are poised for even greater utility."**

Helen Partz · 6 hours ago

Trump Media to set up CRO Strategy in $6.42B deal with Crypto.com

New Trump-backed SPAC deal creates Trump Media Group CRO Strategy, funded by $1 billion in CRO tokens, cash, warrants and a $5 billion credit line from Yorkville affiliate.

Listen 1:54 · 7227


COINTELEGRAPH
TMTG
NEWS

Trump Media and Technology Group, the owner of US President Donald Trump's Truth Social platform, announced a business combination with cryptocurrency exchange Crypto.com and the blank check company Yorkville Acquisition.

Trump Media, Crypto.com and Yorkville Acquisition entered into a definitive agreement to jointly establish Trump Media Group CRO Strategy, according to a Tuesday announcement.

The entity will be a digital asset treasury company focused on the acquisition of Cronos CRO ▲ $0.2045 , the native cryptocurrency of the Cronos blockchain, developed by Crypto.com.

Majority-owned by Trump Media, Crypto.com and Yorkville, Trump Media Group CRO Strategy aims to build a treasury of at least $6.42 billion.

"Largest publicly traded CRO treasury"

According to the announcement, Trump Media Group CRO Strategy will fund its digital asset treasury with $1 billion in CRO tokens, $420 million in cash and warrants, plus a $5 billion credit line from an affiliate of Yorkville.

The capital would make CRO Strategy the "first and largest publicly traded CRO treasury company," the companies said in the announcement, adding that it would potentially become the "largest digital asset treasury company to market cap ratio in history."

> **Kris | Crypto.com** @kris
>
> - A historic day for $CRO. Trump Media Group CRO Strategy announced a $6.42b U.S. Dollar treasury play. See the press release for more info on the proposed Business Combination and important info about $YORK, $YORKW and $YORKU. Here's what you need to know:
> - A definitive agreement for a business combination with Nasdaq-listed $YORK to establish Trump Media Group CRO Strategy was signed today
> - at completion, it will trade as $MCGA — Make CRO Great Again
> - at completion, Trump Media Group CRO Strategy will be the WORLD'S LARGEST HOLDER of $CRO, with 6,313,000,212 CRO
>
> 8:39 AM · Aug 26, 2025 · **87.6K** Views

An excerpt from the Trump Media Group CRO Strategy announcement by Crypto.com CEO Kris Marszalek. Source: Kris Marszalek

As part of the business combination, Yorkville will apply to have its Class A ordinary shares trade on Nasdaq under the symbol MCGA.

Validator node for staking rewards

Following the completion of the business combination, Trump Media Group CRO Strategy plans to capture long-term value by allocating "substantially all of the company's cash reserves" to acquire CRO.

The company emphasized its focus on yield-generating assets rather than "traditional non-productive holdings."

The strategy includes the establishment of operation of a validator node, or a specialized participant in the Cronos' proof-of-stake (PoS) blockchain network, along with the delegation of CRO under management to the validator.

Related: Dollar stability questioned as Trump ousts Federal Reserve governor

By operating a validator node, Trump Media Group CRO Strategy wants to enable direct participation in the network's security and governance as well as generate staking rewards to reinvest to compound CRO holdings and offset operational costs.

"The validator will be established and maintained by a crypto-native team with a deep understanding of the Cronos ecosystem, aiming to maximize staking rewards and attracting additional delegation of CRO from third-party CRO holders," the company said.

Why Cronos?

Launched as a mainnet beta in November 2021, Cronos was built by the founders of Crypto.com and was initially launched as the Crypto.com Coin (CRO).

Cronos was created to serve as a foundation for decentralized finance (DeFi), non-fungible tokens (NFTs) and metaverse projects, with a focus on interoperability.

> **Kris | Crypto.com** @kris
>
> Epic Day 1 at @cronos_chain
>
> ✅ Mainnet Launch
> ✅ Crypto.com App integrated
> ✅ Crypto.com Exchange integrated
> ✅ DeFi Wallet integrated
> ✅ Cronos Bridge live
> ✅ First CRC20 assets created
> ✅ #CRO ATH
>
> Huge thank you to the entire #CRO community
>
> 🚀🔴
>
> 6:21 AM · Nov 8, 2021

Source: Kris Marszalek

Cronos' developer, Crypto.com, has become one of the Trump administration's leading crypto partners, attending the first White House Crypto Summit hosted by President Trump in early March as one of only 20 invited participants.

Trump Technology Group subsequently signed a non-binding agreement with Crypto.com to launch a series of exchange-traded funds (ETFs) in the US, with a focus on digital assets and securities "Made in America."